
02038307

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 29 2002
WASH. D.C. 152 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Bank of Montreal

News

FOR IMMEDIATE RELEASE

BANK OF MONTREAL REPORTS SECOND QUARTER 2002 RESULTS

Operating Highlights

- **Net Income of $301 Million, Diluted Cash EPS of $0.59[1] and Diluted EPS of $0.57**
- **Net Income in Personal and Commercial Client Group Up 26 Per Cent with Solid Growth in Volumes**
- **Harris*direct* Integration of CSFB*direct* Successfully Completed with Strong Client Retention**
- **Expenses Down from First Quarter and Essentially Unchanged from Last Year, Excluding Acquisitions**
- **Revenue Growth Remains a Challenge in the Current Environment**
- **Gross Impaired Loans Decline Modestly from the First Quarter as a Result of Proactive Loan Portfolio Management**
- **Expected Loan Losses for the Year Unchanged from Previously Announced $775 to $825 Million**
- **Stock Options Costs to be Expensed Starting in Fiscal 2003**

Financial Highlights

($ millions, except per share data and as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**2,222**	(263)	(11%)	17	1%	**4,427**	(251)	(5%)
Provision for credit losses	**320**	103	47%	140	78%	**500**	183	58%
Non-interest expenses	**1,476**	72	5%	14	1%	**2,938**	137	5%
Net income	**301**	(306)	(50%)	(71)	(19%)	**673**	(350)	(34%)
Return on equity	**11.6%**		(12.1%)		(2.9%)	**13.1%**		(6.3%)
Cash return on equity[1]	**12.2%**		(12.5%)		(3.0%)	**13.7%**		(6.7%)
Earnings per share - diluted ($)	**0.57**	(0.53)	(48%)	(0.14)	(20%)	**1.28**	(0.55)	(30%)
Cash earnings per share - diluted ($)[1]	**0.59**	(0.56)	(49%)	(0.16)	(21%)	**1.34**	(0.58)	(30%)
Excluding non-recurring Items[1]								
Revenues (teb)	**2,222**	26	1%	17	1%	**4,427**	82	2%
Provision for credit losses	**320**	203	+100%	140	78%	**500**	283	+100%
Non-interest expenses	**1,476**	72	5%	14	1%	**2,938**	137	5%
Net income	**301**	(121)	(29%)	(71)	(19%)	**673**	(152)	(18%)
Return on equity	**11.6%**		(4.6%)		(2.9%)	**13.1%**		(2.4%)
Cash return on equity	**12.2%**		(5.0%)		(3.0%)	**13.7%**		(2.8%)
Earnings per share - diluted ($)	**0.57**	(0.19)	(25%)	(0.14)	(20%)	**1.28**	(0.18)	(12%)
Cash earnings per share - diluted ($)	**0.59**	(0.21)	(26%)	(0.16)	(21%)	**1.34**	(0.21)	(14%)

1. Adjustments to derive cash results and results excluding non-recurring items and comments on the use of these measures are outlined in the "Effects of Non-Recurring Items" section.

Toronto, May 28, 2002 – Bank of Montreal reported net income of $301 million and diluted earnings per share of $0.57 for its second quarter ended April 30, 2002. Excluding last year's non-recurring items, net income declined $121 million from the second quarter of 2001. This quarter's results were affected by the previously announced increase in the provision for credit losses due to BCE's announcement that it would discontinue its long-term support of Teleglobe Inc. Reported net income for the second quarter of last year was $607 million and diluted earnings per share were $1.10. Those unusually strong results included non-recurring net income of $185 million, which is detailed in the "Effects of Non-Recurring Items" section, but were largely attributable to gains on the sale of the Bank's investment in Bancomer.

"Improved performance in retail banking and success in limiting cost increases position the Bank well for the continued improvements expected in the economy," said Tony Comper, Chairman and Chief Executive Officer, Bank of Montreal. "While results continue to be affected by increased loss provisions and weak capital markets, we continue to invest in our growth strategies and aggressively compete for market share to benefit from the return to a more robust business environment."

Compared to the first quarter, net income was $71 million or 19 per cent lower due to the increase in the provision for credit losses. Revenues and expenses were both modestly higher than in the first quarter even though there are three fewer days in the most recent quarter. Harris*direct* results include two months revenues from CSFB*direct*, contributing to the growth.

Year-to-date net income declined $350 million on a reported basis and $152 million after excluding the effect of last year's non-recurring items. Much stronger performance in retail and business banking was more than offset by higher provisions for credit losses and lower wholesale banking revenues in the weaker capital markets environment. Year-to-date comparatives benefited from the discontinuance of amortization of goodwill and more favourable income tax rates and tax benefits in fiscal 2002.

Due to the timing of last year's deterioration in economic conditions, provisions for credit losses in fiscal 2001 were concentrated in the fourth quarter, affecting year-over-year comparisons by quarter in 2002. Excluding non-recurring items, net income for the second quarter of 2002 and for the year-to-date would have been higher than the prior year's results in the absence of higher provisions for credit losses, notwithstanding the effects of this year's less favourable capital markets conditions.

Mr. Comper also noted that, "During the quarter, the Bank continued to grow its wealth management enterprises, as Harris*direct* successfully integrated CSFB*direct*. Immediately following the quarter end, the Bank announced its direct investing base of client accounts will increase to approximately 1.5 million with the acquisition of Morgan Stanley online clients. On closing of this transaction, Bank of Montreal is expected to be the sixth largest direct investing firm in North America, based on the number of client accounts."

- **Net Income in Personal and Commercial Client Group Up 26 Per Cent with Solid Growth in Volumes**
  Personal and Commercial Client Group net income rose 26 per cent from a year ago, excluding non-recurring income. Strong revenue growth in the United States complemented tight expense management and solid volume increases in Canada.

- **Harris*direct* Integration of CSFB*direct* Successfully Completed with Strong Client Retention**
  The acquisition of CSFB*direct* closed on February 4, 2002 and two months of its activities are included in results for the quarter. The integration was completed on May 8, 2002 and client retention remains strong. CSFB*direct* assets under administration totalled US$18.8 billion at the end of the quarter, up modestly from the closing of the transaction and up US$2.5 billion or 15 per cent from the announcement of the transaction. The 434,000 active accounts declined slightly from the closing but average account size increased.

  In addition, on May 10, 2002, the Bank announced, subject to requisite approvals, a transaction to acquire Morgan Stanley's online client accounts. The transaction represents yet another step in the Bank's selective and substantial expansion into the United States and the implementation of its transnational growth strategy.

- **Expenses Down from First Quarter and Essentially Unchanged from Last Year, Excluding Acquisitions**
  Excluding the costs of businesses acquired in the last year, expenses in the second quarter of this year increased less than one per cent from last year as the Bank focuses on cost containment in a difficult capital markets environment. Similarly, expenses declined from the first quarter, even after removing the benefits of three fewer days in the second quarter.

- **Revenue Growth Remains a Challenge in the Current Environment**
  Excluding non-recurring items, revenue increased slightly more than one per cent from the second quarter of last year but declined excluding acquired businesses. Weak capital markets, a competitive retail lending environment, low corporate loan demand and low equity valuations have affected revenue growth.

- **Gross Impaired Loans Decline Modestly from the First Quarter as a Result of Proactive Loan Portfolio Management**
  Excluding the impact from Teleglobe Inc. loans, the level of formation of new gross impaired loans was within management's expectations. Gross impaired loans declined two per cent to $2,150 million from $2,193 million at the end of the first quarter. The reduction was reflective of continued proactive management of the problem loan portfolios, including the sales of problem loans.

- **Expected Loan Losses for the Year Unchanged from Previously Announced $775 to $825 Million**
  Management's guidance for annual provisions for credit losses remains unchanged at $775 to $825 million, as announced on April 25, 2002.

  The Bank's overall provision for credit losses reflects its best estimate of required provisions based on impairments identified in the portfolios and existing economic conditions. Provisions are allocated to the banking groups based on expected losses over an economic cycle. Differences between the total of the Bank's expected loss provisions and its required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.

- **Stock Options Costs to be Expensed Starting in Fiscal 2003**
  Bank of Montreal will commence recognizing the fair value of stock options benefits as compensation expense next year. New requirements under GAAP come into effect at that time, requiring companies to either expense the value of the new benefits granted or disclose pro forma information that reflects the effects of the expense. The requirements encourage adopting the expense treatment.

Operating Group Net Income

($ millions, except as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Personal and Commercial Client Group	**229**	43	23%	3	2%	**455**	65	17%
Private Client Group	**30**	(20)	(42%)	(7)	(22%)	**67**	(15)	(19%)
Investment Banking Group	**155**	(46)	(23%)	(30)	(16%)	**340**	(48)	(12%)
Corporate Support, including Emfisys	**(113)**	(283)	(+100%)	(37)	(48%)	**(189)**	(352)	(+100%)
Bank of Montreal	**301**	(306)	(50%)	(71)	(19%)	**673**	(350)	(34%)
Excluding non-recurring items (See "Non-Recurring Items" section)								
Personal and Commercial Client Group	**229**	47	26%	3	2%	**455**	74	20%
Private Client Group	**30**	(20)	(42%)	(7)	(22%)	**67**	(15)	(19%)
Investment Banking Group	**155**	(46)	(23%)	(30)	(16%)	**340**	(48)	(12%)
Corporate Support, including Emfisys	**(113)**	(102)	(+100%)	(37)	(48%)	**(189)**	(163)	(+100%)
Bank of Montreal	**301**	(121)	(29%)	(71)	(19%)	**673**	(152)	(18%)

Comparatives have been restated to reflect the second quarter transfer of the North American Cash management (NACM) business from Emfisys to Investment Banking.

Annual Targets for 2002, Excluding Non-Recurring Items	Performance to April 30, 2002
• Achieve cash EPS growth of 8 to 12 per cent for the year, with the first six months EPS comparable to the same period last year.	13.5 per cent decline
• Achieve a cash ROE of 14 to 15 per cent for the year.	13.7 per cent annualized
• Maintain an annual provision for credit losses in the range of 40 to 50 basis points of average net loans and acceptances (including securities purchased under resale agreements). On April 25th, the Bank announced an increase to its estimate of its annual provision for credit losses to $775 to $825 million, or in a range about 55 basis points for the 12 months of fiscal 2002.	68 basis points annualized
• Maintain a Tier 1 capital ratio of at least 8.0 per cent.	8.61 per cent

2002 Earnings Outlook Unchanged
Results for the year-to-date fell short of the previously indicated interim target of earning cash EPS comparable to the first six months of last year. However, the Bank continues to expect cash EPS growth of 8 to 12 per cent for the full year, driven by lower provisions for credit losses and continued attention to expense management. The Bank also anticipates achieving its annual targets for cash ROE and Tier 1 Capital. As announced on April 25, 2002, the Bank now anticipates its provision for credit losses will approximate $775 million to $825 million for the year, or in a range about 55 basis points of average net loans and acceptances, up from its previously announced annual target of 40 to 50 basis points. This increase is directly attributable to BCE's announcement that it would cease to provide long-term support to Teleglobe Inc. Results in the second quarter included $140 million of provision for credit losses on the Bank's $163 million loan exposure to Teleglobe Inc.

Growth in the Canadian and U.S. economies is expected to remain strong through 2002. Highly stimulative monetary policies and reductions in U.S. personal income taxes will support consumer spending. In Canada, the combination of low mortgage rates and improving job growth should underpin housing markets. The jobless rate is expected to trend lower during the year. Canadian short-term interest rates have risen recently from four-decade lows and are expected to trend higher as the expansion progresses. While concern about the durability of the U.S. recovery has kept U.S. interest rates low, the Federal Reserve is widely expected to tighten policy in the second half of the year. Capital markets activity should improve as the economy strengthens through the year. The Canadian dollar is expected to appreciate modestly against the U.S. dollar amid supportive trade flows.

Note on Performance Analysis
Management and certain of the Bank's stakeholders believe that performance analysis is enhanced by focusing on cash results and results excluding non-recurring items. These adjustments and their effects are outlined in the "Effects of Non-Recurring Items" section. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Management's Discussion and Analysis of Results of Operations (MD&A) is attached. A more comprehensive discussion of our businesses and strategies and objectives can be found in the MD&A in the Bank's 2001 Annual Report, which can be accessed on the Bank's web site indicated below.

OTHER INVESTOR AND MEDIA INFORMATION

Online Investor Presentations

Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentations and supplementary financial information package.

Quarterly Conference Call

Interested parties are also invited to join our quarterly conference call, in listen-only mode, on Tuesday May 28, 2002 at 3:30 p.m. (EDT). The call may be accessed by telephone at 1-800-213-1351 (toll free) or 416-641-6678 (from within Toronto). A replay of the conference call will be available until Friday June 7, 2002 by calling 1-800-558-5253 and quoting reservation number 19964012.

Webcast

A live webcast of the quarterly conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed on our web site until August 26, 2002.

Document Copies

Copies of the quarterly news release, presentations and supplementary financial information package are also available at Bank of Montreal's offices at 100 King Street West, 1 First Canadian Place, 18th Floor, Toronto, Ontario, M5X 1A1.

Media Relations Contacts

Joe Barbera, Toronto, 416-867-3996
Ralph Marranca, Toronto, 416-867-3996
Ronald Monet, Montreal, 514-877-1101

Investor Relations Contacts

Susan Payne, Senior Vice President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452

Chief Financial Officer

Karen Maidment, Executive Vice President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary's Contact

corp.secretary@bmo.com, 416-867-6785

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release in respect of earnings for the second quarter of 2002 includes forward-looking statements, which are made pursuant to the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, comments with respect to our objectives, targets, strategies, financial condition, the results of our operations and our businesses, our outlook for our businesses and for the Canadian and U.S. economies, and risk management.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, targets, expectations, estimates and intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by the following factors: fluctuations in interest rates and currency values; regulatory developments; statutory changes; the effects of competition in the geographic and business areas in which we operate, including continued pricing pressure on loan and deposit products; and changes in political and economic conditions including, among other things, inflation and technological changes. We caution that the foregoing list of important factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

SECOND QUARTER 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

OPERATING OVERVIEW

Value Measures

Annualized ROE was 11.6 per cent for the quarter and 13.1 per cent year-to-date. Annualized cash ROE of 12.2 per cent for the quarter and 13.7 per cent year-to-date were below the Bank's annual target of 14 to 15 per cent.

Diluted EPS declined 48 per cent from the second quarter of last year and 30 per cent year-to-date. Excluding non-recurring items, quarterly and year-to-date diluted EPS declined 25 per cent and 12 per cent, respectively. Diluted cash EPS, excluding non-recurring items, declined 26 per cent from the second quarter a year ago and 14 per cent from the prior year-to-date. The Bank is still targeting 8 to 12 per cent cash EPS growth for the year. Results for the first six months were below previously indicated expectations, largely because of higher provisioning for credit losses associated with Teleglobe Inc. loans and investment securities losses.

Net economic profit was $42 million for the quarter and $157 million year-to-date, compared with $352 million in the second quarter of 2001 and $498 million for the prior year-to-date. The variances were largely attributable to differences in net income available to common shareholders, including significant non-recurring income earned in the prior year.

Bank of Montreal shareholders earned a return on their common shares of 5.5 per cent in the quarter and 13.1 per cent year-to-date, below the average return to shareholders of the major Canadian banks but above the return on the TSX composite index for both periods.

Net Income

Net income for the quarter was $301 million, compared with $607 million for the second quarter of 2001. Excluding non-recurring items in 2001, which are detailed in the "Effects of Non-Recurring Items" section, net income for the quarter declined $121 million or 29 per cent year-over-year. Revenue growth and the benefits of discontinued goodwill amortization and lower tax rates were more than offset by a jump in provisions for credit losses and higher expenses related to acquired businesses.

Net income decreased $71 million from the first quarter. The reduction was attributable to the increase in provisions for credit losses associated with BCE announcing its intention to discontinue its long-term financial support of Teleglobe Inc. Results in the second quarter included $140 million of provision for credit losses on the Bank's $163 million loan exposure to Teleglobe Inc. The Bank also recorded a $22 million trading loss on its holdings of Teleglobe Inc. bonds.

Year-to-date net income was $673 million, compared with $1,023 million for the comparable period last year. Excluding non-recurring items in the prior year, net income was $152 million or 18 per cent lower than in the prior year-to-date. Improved revenues, the benefits of discontinued goodwill amortization and more favourable tax rates were more than offset by higher provisions for credit losses and expense growth related to acquired businesses.

Revenue

Bank of Montreal analyzes revenue on a taxable equivalent basis (teb), whereby GAAP revenues and the GAAP provision for income taxes are both increased by an amount that adjusts revenues on certain tax-exempt securities to an amount equivalent to what revenues would have been had they been taxed at the statutory rate. The adjustment was $29 million for the second quarter and comparable amounts for comparative quarters. The year-to-date adjustment was $56 million for 2002 and $66 million for 2001.

Revenue of $2,222 million decreased $263 million from the second quarter of last year but increased $17 million from the first quarter. There were no non-recurring items this year. Non-recurring revenue in 2001 included gains on the sales of branches and gains on the sales of the Bank's investment in Bancomer totalling $289 million for the second quarter and $333 million for the first six months of 2001. Excluding non-recurring items, revenue increased $26 million or 1.2 per cent from the second quarter of last year and year-to-date revenue rose $82 million or 1.9 per cent from the comparable period last year.

Revenue growth was favourably affected by the acquisitions of First National Bank of Joliet (Joliet) and Guardian Group of Funds (Guardian) in the latter half of 2001 and CSFB*direct* in the most recent quarter. However, three fewer days in the second quarter adversely affects revenue growth relative to the first quarter.

Net interest income of $1,200 million increased $108 million from the second quarter of last year, driven by volume growth in Personal and Commercial Client Group, higher margins in Investment Banking Group and the effects of lower interest rates on the Corporate Support Group. Growth was somewhat curtailed by reduced trading and corporate loan volumes and by continued pressure on retail margins in Canada, associated with the low interest rate environment and a very competitive lending market. Net interest margins improved 22 basis points year-over-year because of shifts in asset mix. Average assets in the quarter declined $4.4 billion from the second quarter of last year, as increases in higher yielding retail assets were more than offset by reductions in relatively lower yielding institutional assets.

Net interest income decreased $88 million from the first quarter as net interest margins declined by five basis points and average assets fell by $3.2 billion. Margins improved in U.S. retail and business banking but declined in Canadian retail banking and in wholesale banking. Volumes improved in both Canadian and U.S. retail and business banking but declined in corporate banking. Fewer days in the most recent quarter also contributed to the decline in net interest income.

Year-to-date, net interest income rose $279 million as overall net interest margins rose 24 basis points and average assets declined $1.3 billion. The contributing factors were consistent with those affecting comparatives for the current quarter relative to the second quarter a year ago.

Other income decreased $371 million from the second quarter of last year but improved $105 million from the first quarter. Excluding non-recurring items in the prior year, other income of $1,022 million declined $82 million year-over-year. The decline was largely attributable to lower revenues in Investment Banking Group due to lower trading revenues in a more difficult capital markets environment and higher investment securities losses. Results of both the current quarter and the second quarter of last year reflected write-downs of approximately $47 million on investments in the Group's ownership interests in its own high-yield collateralized bond obligations (CBOs). Private Client Group revenue rose strongly, reflecting the effects of acquired businesses. Corporate Support also contributed to the growth as its other income included securitization revenues of $57 million from its corporate loan securitization, partially offset by an $18 million write-down on the Bank's investment in 724 Solutions Inc. due to an other than temporary impairment in value.

The $105 million improvement from the first quarter was driven by increased securitization revenue and strength in Private Client Group due to the addition of CSFB*direct* and improved client-trading volumes in Full-Service Investing. Improved fee-based activity in wholesale banking was more than offset by the Bank's higher investment securities losses and the effects of three fewer days in the second quarter.

On a year-to-date basis, other income of $1,939 million declined $530 million or $197 million excluding the non-recurring gains on sales of Bancomer and branches in the prior year. The reduction was driven by difficult capital markets and the economic environment, partially offset by the effects of acquisitions and the increase in securitization revenue.

Non-Interest Expenses

Expenses of $1,476 million increased $72 million or 5.2 per cent from the second quarter of last year. Excluding expenses of acquired businesses, non-interest expenses were 0.5 per cent higher. The increase was as a result of strategic investment spending in the Private Client Group in support of long-term growth strategies, partially offset by cost reductions in Investment Banking Group due to reduced market activity and cost containment. Personal and Commercial Client Group expenses declined year-over-year. Revenue-based compensation costs declined $17 million year-over-year, reflecting lower trading-activity in weaker markets. Cost reductions in

Canadian retail and business banking and in Investment Banking Group were offset by continued investment in strategic investment spending in Private Client Group and U.S. retail and business banking.

Expenses of $1,476 million were $14 million or 1.0 per cent higher than in the first quarter. Excluding costs of CSFB*direct*, two months of which were reflected in the second quarter, expenses declined $31 million or 2.1 per cent, largely due to fewer days in the quarter. Revenue-based compensation costs approximated the first quarter charges. Excluding acquisitions, the second quarter's costs reflected lower full-time equivalent staffing than in the first quarter due to corporate-wide hiring constraints.

Year-to-date expenses of $2,938 million were $137 million or 4.9 per cent higher than in 2001. Excluding the effects of acquired businesses, non-interest expenses were 1.5 per cent higher than the prior year due to costs of investing in strategic initiatives, higher pension costs and the effects of a stronger U.S. dollar. Year-to-date revenue-based compensation costs declined $28 million.

The Bank continues its focus on its expense management program, which is intended to reduce expense growth, while increasing revenues. The program's guidelines are designed to protect customer-related expenses that are essential to increased sales, to protect strategic initiatives designed to promote future growth and to reduce other discretionary costs.

GAAP no longer requires amortization of goodwill, but instead requires that goodwill be subject to a periodic impairment review to ensure its fair value is equal to or greater than its book value. The change in accounting increased net income by $13 million in the first quarter and by $14 million in the second quarter relative to last year. We have completed the impairment test required upon adoption of the new standard and determined that no impairment charge was necessary for the six months ended April 30, 2002.

New generally accepted accounting principles in respect of accounting for stock options will be applicable in the first quarter of fiscal 2003. At that time, the Bank will begin recognizing compensation expense for new options granted after October 31, 2002. On this basis, we expect stock option expense to be in the range of $0.02 to $0.04 per share in fiscal 2003. If the Bank had recognized compensation expense related to all outstanding stock options this year, reported net income would have been $12 million lower in the current quarter and $23 million lower year-to-date.

Income Taxes

The provision for income taxes as a percentage of income, excluding non-recurring items, benefited from the lower statutory tax rate, lower tax rates in domestic subsidiaries, the use of available losses carried forward and other tax benefits. As a result the tax rates for the second quarter and year-to-date declined from the comparable periods in the prior year. The tax rate declined from the first quarter due to a higher proportion of income earned in lower tax rate jurisdictions and entities, combined with tax initiatives.

The provision for income taxes in the first quarter of last year included a $25 million non-recurring charge related to a proposed reduction in the federal income tax rate and its effect on future tax assets.

Balance Sheet

Total assets of $240.0 billion increased $0.6 billion from October 31, 2001. Investment securities decreased $1.2 billion to $20.3 billion. Trading securities increased $8.0 billion to $24.2 billion, largely due to higher holdings of Canadian government securities and increased equities. The fixed income increase related to improved trading opportunities while higher levels of equities were attributable to new product offerings. Net unrealized gains on investment securities decreased $186 million from year-end due to lower unrealized gains on U.S. government and other fixed income securities.

Net loans and acceptances increased $1.0 billion from October 31, 2001. Loans to businesses and governments declined $4.2 billion due to a lack of capital spending and credit concerns, while residential mortgages and consumer instalment and other personal loans increased $3.9 billion. Securities purchased under resale agreements increased $1.6 billion. The loan portfolio remains well diversified with minimal change in the geographic breakdown from October 31, 2001.

Other assets decreased $7.5 billion from October 31, 2001. The decrease related to lower unrealized gains and amounts receivable on derivative contracts and to lower amounts due from dealers and brokers, partially offset by an increase in sundry receivables.

Liabilities were unchanged from last year. Deposits increased by $6.1 billion as deposits from banks declined by $2.7 billion, while deposits from individuals, which tend to be more stable, increased by $3.0 billion. Deposits from business and governments increased $5.8 billion, partially due to the personal income tax filing deadline. Deposits from individuals accounted for 44 per cent of total deposits.

Securities sold under repurchase agreements increased $2.8 billion and provided partial funding for higher trading securities positions. Other liabilities declined $9.7 billion due to lower unrealized losses and amounts payable on derivative contracts and lower sundry payables. The reduction in amounts related to derivative contracts substantially offset the equivalent decline in other assets.

Risk Management

The provision for credit losses totalled $320 million in the quarter, up from $180 million in the first quarter. As previously announced, the increase was largely attributable to BCE announcing its intention to discontinue long-term financial support to Teleglobe Inc. Results included $140 million of provision for credit losses on the Bank's $163 million loan exposure to Teleglobe Inc. The provision in the second quarter of last year was $217 million, which included a $100 million general provision that was categorized as non-recurring for reporting purposes. The year-to-date provision for credit losses was $500 million, compared with $317 million in the comparable period of last year, or $217 million excluding non-recurring items.

Year-to-date provisions represent 34 basis points of average net loans and acceptances, including securities purchased under resale agreements, or 68 basis points expressed on an annualized basis. As announced on April 25, 2002, the Bank now expects its annual provision for credit losses to be $775 million to $825 million, or in a range about 55 basis points of average net loans and acceptances. As such, provisions for the year are now expected to be above the Bank's previously announced target of 40 to 50 basis points, largely due to the need to provide for loans to Teleglobe Inc. Provisions for credit losses for the 12 months of fiscal 2001, excluding non-recurring items, represented 60 basis points of average net loans and acceptances. In 2001, provisions were increased significantly in the fourth quarter, reflective of the development of recessionary conditions in the United States and weakening economic conditions in Canada. The increase in this quarter's and 2002 year-to-date's provisions, relative to the comparable periods in 2001, are reflective of the timing of the development of weakness in the economy over the course of 2001 and the timing of the economic recovery this year. A relatively lower level of provisioning is considered to be necessary in the latter half of 2002 based on the results of the Bank's ongoing reviews of its loan portfolios and expectations of the continuing economic recovery and its effect on the credit cycle.

Net impaired loans totalled $55 million, compared with $170 million at the end of the first quarter and $65 million at the end of 2001. The ratio of the allowance for credit losses to gross impaired loans was 97.5 per cent, compared with 92.3 per cent at the end of the first quarter and 96.8 per cent at the end of last year. Gross impaired loans were $2,150 million, compared with $2,193 million at the end of the first quarter and $2,014 million at the end of last year.

New impaired loan formations totalled $544 million in the quarter. Formations in the quarter were affected by the categorization of Teleglobe Inc. loans as impaired. Otherwise, they were in line with expectations at this point in the credit cycle.

During the quarter, the Bank sold approximately $300 million of problem loans, among which were the loans of companies that have filed for bankruptcy, including: $35 million of Enron Corp. loans; $57 million of Global Crossing Ltd. loans; and the total $130 million of loan exposure to Pacific Gas & Electric Co.

The Bank's net loans exposure to communications companies was approximately $2.8 billion or two per cent of its total net loans and acceptances at the end of the second quarter, compared with approximately $3.5 billion of exposure a year ago. The bank has recorded specific allowances for doubtful collection of $322 million on its $450 million of communications industry loans classified as impaired. Exposures to the more economically troubled regions of the world remain limited. Outstanding loan exposures to borrowers in Argentina totalled $77 million at the end of the quarter, down from $159 million at the end of last year. During the quarter, the bank recorded a $20 million increase to its allowance for designated lesser developed countries related to its exposures in Argentina.

The Bank's market risk management practices and key measures were outlined on pages 20 and 21 of the 2001 Annual Report. The Bank's market value exposure has remained stable and at the end of the quarter was up modestly from last year end, while earnings volatility has been reduced due to lower exposures to changes in interest rates.

The Bank's liquidity and funding management framework and its key measures related to this risk were outlined on page 22 of the 2001 Annual Report. The Bank's liquidity and funding position remains sound and there are no trends, demands, commitments, events or uncertainties that are reasonably likely to materially impact the Bank's position. The Bank's core deposit ratio decreased to 58.7 per cent from 60.0 per cent at the end of last year, primarily as a result of growth in non-core deposits from businesses and governments. The Bank's cash and securities-to-total assets ratio increased to 26.0 per cent from 23.1 per cent last year-end, primarily as a result of an increase in trading securities. Total liquid assets increased $7.1 billion from last year-end to $62.4 billion, of which liquid assets pledged as collateral decreased to $23.7 billion from $24.0 billion at the end of last year.

Critical Accounting Policies

In December 2001, the United States Securities and Exchange Commission issued a financial release encouraging companies to include explanations of their critical accounting policies in their MD&A to increase investor awareness of the sensitivity of financial statements to the methods, assumptions and estimates that underlie their preparation.

The notes to the Bank's October 31, 2001 consolidated financial statements contain a summary of the Bank's significant accounting policies. In addition, Note 2 to the Bank's unaudited April 30, 2002 consolidated financial statements provides details of changes to the Bank's significant accounting policies since October 31, 2001. The policies described below are considered particularly important as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

- **Allowance for Credit Losses**

The Bank's policies relating to the allowance for credit losses are significant policies that involve both the use of estimates and a high degree of judgment. We believe we have developed appropriate policies and procedures for assessing the adequacy of the allowance for credit losses to reflect our assessment of credit risk. In developing this assessment, we must necessarily rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown. These matters include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results than current assessments and may require an increase or a decrease in the Bank's allowance for credit losses. Additional information about the Bank's allowance for credit losses can be found in Note 5 to the October 31, 2001 consolidated financial statements and in Note 3 to the attached unaudited April 30, 2002 consolidated financial statements.

- **Financial Instruments Measured at Fair Value**

The Bank records trading securities and customer trading derivatives at fair value. It records investment securities at fair value when management identifies a decline in value that is other than temporary. The fair values of the majority of these financial instruments are determined using quoted market prices. In situations where listed prices or quotes are not available, fair values are based on valuation models, including discounted cash flows and options pricing models. Management must apply judgment in the determination of assumptions that are inputs into these models and imprecision in their estimation can affect the fair value and resulting gain or loss determined for a particular position. Additional information about the Bank's method of determining fair value is included in Notes 3 and 22 to the October 31, 2001 consolidated financial statements.

Capital Management
On April 2, 2002, the Bank redeemed its $250 million of 6.05 per cent Series 24 Debentures, due 2007, largely due to the high yield relative to current market rates.

On December 20, 2001, the Bank issued 12 million 5.95 per cent Non-Cumulative Class B Preferred Shares Series 10 for proceeds of US$300 million.

At the end of the quarter, the Bank's Tier 1 capital ratio was 8.61 per cent, down from 8.87 per cent in the first quarter but up from 8.15 per cent at the end of last year. The decline from the first quarter was largely due to the acquisition of CSFB*direct* and the resulting increase in goodwill and intangible assets. The Bank's total capital ratio was 12.48 per cent, compared with 12.93 per cent in the first quarter and 12.12 per cent at the end of fiscal 2001.

Credit Rating
The Bank's credit rating, as measured by a composite of Moody's and Standard & Poor's (S&P) senior debt ratings, remains unchanged at AA-, but with S&P maintaining a negative outlook.

Effects of Non-Recurring Items

($ millions, except per share data and as noted)	Q2-2002	Q2-2001	Q1-2002	YTD-2002	YTD-2001
Reported					
Revenues (teb)	**2,222**	2,485	2,205	**4,427**	4,678
Provision for credit losses	**320**	217	180	**500**	317
Non-interest expenses	**1,476**	1,404	1,462	**2,938**	2,801
Net income	**301**	607	372	**673**	1,023
Amortization of goodwill and intangibles	**15**	25	16	**31**	49
Cash net income	**316**	632	388	**704**	1,072
Return on equity	**11.6%**	23.7%	14.5%	**13.1%**	19.4%
Cash return on equity	**12.2%**	24.7%	15.2%	**13.7%**	20.4%
Earnings per share - diluted ($)	**0.57**	1.10	0.71	**1.28**	1.83
Cash earnings per share - diluted ($)	**0.59**	1.15	0.75	**1.34**	1.92
Non-interest expense-to-revenue ratio	**66.4%**	56.5%	66.3%	**66.4%**	59.9%

Non-recurring items	Operating group	Q2-2002	Q2-2001	Q1-2002	YTD-2002	YTD-2001
Increased/(Decreased) revenues						
Gains on sales of branches	P&C	-	5	-	-	12
Gain on sale of Bancomer	Corp. Support	-	284	-	-	321
		-	289	-	-	333
Increased general provision for credit losses	Corp. Support	-	100	-	-	100
Increased/(Decreased) pre-tax income		-	189	-	-	233
Increased/(Decreased) income taxes						
Income taxes on non-recurring items		-	4	-	-	10
Adjustment of future tax asset due to proposed reduction in federal tax rates		-	-	-	-	25
Increased/(Decreased) income taxes		-	4	-	-	35
Increased / (Decreased) net income		-	185	-	-	198

Excluding non-recurring items	Q2-2002	Q2-2001	Q1-2002	YTD-2002	YTD-2001
Revenues (teb)	**2,222**	2,196	2,205	**4,427**	4,345
Provision for credit losses	**320**	117	180	**500**	217
Non-interest expenses	**1,476**	1,404	1,462	**2,938**	2,801
Net income	**301**	422	372	**673**	825
Amortization of goodwill and intangibles	**15**	25	16	**31**	49
Cash net income	**316**	447	388	**704**	874
Return on equity	**11.6%**	16.2%	14.5%	**13.1%**	15.5%
Cash return on equity	**12.2%**	17.2%	15.2%	**13.7%**	16.5%
Earnings per share - diluted ($)	**0.57**	0.76	0.71	**1.28**	1.46
Cash earnings per share - diluted ($)	**0.59**	0.80	0.75	**1.34**	1.55
Non-interest expense-to-revenue ratio	**66.4%**	63.9%	66.3%	**66.4%**	64.5%

The Bank's results of operations periodically include non-recurring items. Such items are generally infrequent, material and quantifiable, and are not expected to recur in the near future. They are not considered to be appropriate inclusions in assessing the ongoing operations of the Bank. As a result, trend analysis is considered most relevant when non-recurring items are excluded from results. Gains on sales of branches and Bancomer, and the increase in the general provision were classed as non-recurring because they were considered irregular occurrences and dependent on actions taken by management that had the potential to affect results significantly.

Management and certain of the Bank's stakeholders believe that performance analysis is enhanced by focusing on cash results and results excluding non-recurring items. These adjustments and their effects are outlined above. However, securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

REVIEW OF OPERATING GROUPS PERFORMANCE

An analysis of financial results of each operating group is provided, together with some of their business achievements for the second quarter of 2002. A separate analysis of Harris Bank, whose financial results are incorporated within each of the operating groups, is also provided.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align the Bank's organizational structure and its strategic priorities. All comparative figures are restated to give effect to the transfers. In the second quarter, the North American Cash Management (NACM) business was transferred from Emfisys to the Investment Banking Group, to align product distribution more effectively with broader client coverage. Investment Banking Group and Emfisys comparatives have been restated to reflect this transfer. Note 9 to the attached interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses, which is discussed more fully in the Corporate Support section.

Operating Groups Summary Income Statements and Statistics for Q2-2002 and Year-to-Date 2002

	Q2-2002					YTD-2002				
($ millions, except as noted)	P&C	PCG	IBG	Corp. incl. Emfisys	Total Bank	P&C	PCG	IBG	Corp. incl. Emfisys	Total Bank
Reported										
Net interest income (teb)	799	131	369	(99)	**1,200**	1,611	263	823	(209)	**2,488**
Other income	302	305	273	142	**1,022**	622	559	540	218	**1,939**
Total revenues (teb)	1,101	436	642	43	**2,222**	2,233	822	1,363	9	**4,427**
Provision for credit losses	71	1	57	191	**320**	141	1	114	244	**500**
Non-interest expense	662	383	352	79	**1,476**	1,361	711	725	141	**2,938**
Income before income taxes, non-controlling interest in subsidiaries and goodwill	368	52	233	(227)	**426**	731	110	524	(376)	**989**
Income taxes (teb)	139	22	78	(129)	**110**	276	43	184	(218)	**285**
Non-controlling interest in subsidiaries	-	-	-	15	**15**	-	-	-	31	**31**
Net income Q2-2002	229	30	155	(113)	**301**	455	67	340	(189)	**673**
Net income Q1-2002	226	37	185	(76)	**372**					
Net income Q2-2001	186	50	201	170	**607**	390	82	388	163	**1,023**
Excluding non-recurring items										
Net income Q2-2002	229	30	155	(113)	**301**	455	67	340	(189)	**673**
Net income Q1-2002	226	37	185	(76)	**372**					
Net income Q2-2001	182	50	201	(11)	**422**	381	82	388	(26)	**825**
Other statistics - reported										
Net economic profit	131	1	10	nm	**42**	256	17	45	nm	**157**
Cash return on equity	24.6%	10.8%	11.3%	nm	**12.2%**	24.2%	13.5%	12.3%	nm	**13.7%**
Average common equity	3,794	1,330	5,108	nm	**9,952**	3,771	1,181	5,116	nm	**9,819**
Average assets ($ billions)	105	5	138	nm	**244**	103	5	141	nm	**245**
Full-time equivalent staff	18,007	5,549	2,151	8,599	**34,306**	-	-	-	-	-

nm - not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

($ millions, except as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Net interest income (teb)	**799**	54	7%	(13)	(2%)	**1,611**	106	7%
Other income	**302**	(1)	-	(18)	(5%)	**622**	12	2%
Total revenues (teb)	**1,101**	53	5%	(31)	(3%)	**2,233**	118	6%
Provision for credit losses	**71**	8	13%	1	-	**141**	18	15%
Non-interest expense	**662**	(7)	(1%)	(37)	(5%)	**1,361**	32	2%
Income before income taxes and goodwill	**368**	52	17%	5	2%	**731**	68	10%
Income taxes (teb)	**139**	15	12%	2	3%	**276**	14	5%
Amortization of goodwill, net of income taxes	**-**	(6)	(100%)	-	-	**-**	(11)	(100%)
Net income	**229**	43	23%	3	2%	**455**	65	17%
Cash return on equity	**24.6%**		(1.3%)		0.8%	**24.2%**		(2.5%)
Average net interest margin	**3.14%**		(0.09%)		(0.02%)	**3.15%**		(0.07%)
Non-interest expense-to-revenue ratio	**60.1%**		(3.7%)		(1.7%)	**60.9%**		(1.9%)
Average assets	**104,517**	9,824	10%	2,661	3%	**103,163**	8,773	9%
Excluding non-recurring items								
Revenues (teb)	**1,101**	58	6%	(31)	(3%)	**2,233**	130	6%
Non-interest expense	**662**	(7)	(1%)	(37)	(5%)	**1,361**	32	2%
Net income	**229**	47	26%	3	2%	**455**	74	20%
Cash return on equity	**24.6%**		(0.8%)		0.8%	**24.2%**		(1.8%)
Non-interest expense-to-revenue ratio	**60.1%**		(4.0%)		(1.7%)	**60.9%**		(2.3%)

Results Overview

Revenues and net income in each of the first and second quarters of 2001 benefited from modest gains on sales of branches. The commentary that follows excludes those non-recurring items.

Net income of $229 million for the quarter rose 26 per cent from the second quarter of 2001, driven by higher revenues in U.S. retail and business banking and effective cost containment in Canada. Net income for the quarter increased two per cent from the first quarter of 2002, driven by revenue growth in the United States and cost containment in Canada and the United States. In Canada, net income declined slightly from the first quarter as the impact of fewer days in the current quarter was largely offset by effective expense management. Year-to-date net income was $455 million, an increase of $74 million from 2001. The 20 per cent improvement was largely attributable to revenue growth, particularly in U.S. retail and business banking, the benefit of cost containment measures and the discontinuance of goodwill amortization, partially offset by higher provisions for credit losses.

Revenue growth of six per cent from the second quarter of the prior year was driven by higher net interest earnings in U.S. retail and business banking due to significantly higher volumes, improved net interest margins and favourable currency translation rates. Net interest income in Canada benefited from higher loan and deposit balances but the effects were largely offset by lower net interest margins. Other income was higher than in the second quarter of last year, as strong growth in core revenues in Canada and the United States offset lower gains on securitization and sales of securities.

Revenues in the current quarter declined from the first quarter of 2002, primarily because of fewer days in the most recent quarter. Revenues continued to increase in U.S. retail and business banking, driven by higher volumes and improved spreads. In Canada, the benefit of strong volume growth was offset by declining net interest margins, reflecting a low interest rate environment and very competitive lending market.

Year-to-date revenues improved six per cent from the prior year, largely reflective of higher net interest earnings due to significantly higher volumes in the United States, higher volumes in Canada and the effects of favourable currency translation rates. Net interest margins improved in U.S. retail and business banking but declined in

Canada, reflecting a low interest rate environment and costs of a highly competitive retail lending market. Joliet, which was acquired in the third quarter of last year, contributed two per cent to year-to-date revenue growth.

Non-interest expenses for the second quarter of 2002 declined one per cent from the second quarter of last year. This was primarily due to strong cost containment in Canadian retail and business banking, partially offset by increased expenses in the United States resulting from the inclusion of Joliet, which accounted for two per cent of the growth in expenses, and the effects of currency translation on U.S. retail and business banking expenses. Non-interest expenses declined from the first quarter, largely due to fewer days in the most recent quarter and continued cost control measures. Year-to-date non-interest expenses increased two per cent from the comparable period in 2001. In the United States, expenses were higher as a result of system conversion and integration costs for Joliet, business volume growth in retail banking and expansion initiatives. In Canada, effective cost control and revenue growth resulted in an improvement in the expense-to-revenue ratio.

Business Developments and Achievements

The Group's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 26 of the Bank's 2001 Annual Report. Notable business developments and achievements in the second quarter in support of the Group's 2002 objectives are listed below.

- BMO Corporate Card launched FlexPort, a web-based platform for business-to-business procurement. FlexPort combines electronic purchase and payment instructions, such as order delivery, acknowledgement and shipping notification, multiple payment methods and advanced reporting, while fitting seamlessly with corporate Enterprise Resource Planning (ERP) systems. These enhanced features for our customers allow buyers and suppliers to transact online more easily and cost effectively.
- The 'Help Provided' initiatives, implemented in November 2001, lowered the cost of credit card and personal lending to help our retail customers manage their financial affairs during the economic downturn. 'Help Provided' has been a factor in volume growth. Compared to the same period a year ago, year-to-date volumes in Canada were up nine per cent for residential mortgages and six per cent for consumer loans, after adding back the effects of securitizations. Year-to-date cash advances, cheque purchases and balance transfers for MasterCard accounts increased 33 per cent from the prior year.
- The prime interest rate sale offered to the small business community from October 22, 2001 to March 1, 2002 was very successful as applications for lines of credit and non-revolving demand loans increased 87 per cent over the same time period in 2001.
- Pathway Connect, a fully integrated, state-of-the-art Windows 2000 platform, has been successfully launched in 267 branches. The new platform is an efficient tool for both personal and business employees to manage customer information. The rollout is on track and installations have been accelerated to 100 branches per month, with completion targeted by the end of 2002.
- In Canada, most recent market share for retail banking was 13.25 per cent, up 23 basis points from the same period the year before. Retail operating deposits market share of 15.41 per cent was up 55 basis points and residential mortgages owned and managed were up 35 basis points to 14.77 per cent. The Bank continued to rank second in small business lending market share for business loans $5 million and below as most recently available data indicates its market share increased 39 basis points year-over-year to 19.11 per cent.
- The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased by $6.3 billion or eight per cent from the second quarter of 2001 and $2 billion from the first quarter of 2002. Retail and commercial deposits grew $6.8 billion or 25 per cent from the second quarter of 2001 and $868 million from the first quarter of 2002.
- In the United States, retail and small business loans increased US$1.6 billion or 22 per cent from the second quarter of 2001, of which $595 million or eight percentage points was attributable to the acquisition of Joliet. This strong loan growth, coupled with five per cent organic deposit growth, higher margins, strict cost control and the Joliet acquisition, resulted in accelerating revenue and earnings momentum in Chicagoland Banking.
- Joliet is meeting its performance targets and has achieved double-digit revenue growth and 20 per cent cost synergies.

PRIVATE CLIENT GROUP

($ millions, except as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**436**	44	11%	50	13%	**822**	49	6%
Provision for credit losses	**1**	-	-	1	13%	**1**	-	-
Non-interest expense	**383**	77	25%	55	17%	**711**	82	13%
Income before taxes and goodwill	**52**	(33)	(40%)	(6)	(12%)	**110**	(33)	(24%)
Income taxes (teb)	**22**	(10)	(33%)	1	8%	**43**	(13)	(25%)
Amortization of goodwill, net of income taxes	**-**	(3)	(100%)	-	-	**-**	(5)	(100%)
Net income	**30**	(20)	(42%)	(7)	(22%)	**67**	(15)	(19%)
Cash return on equity	**10.8%**		(16.8%)		(6.0%)	**13.5%**		(9.8%)
Average net interest margin	**9.73%**		(0.33%)		(0.80%)	**10.12%**		0.20%
Non-interest expense-to-revenue ratio	**88.1%**		10.0%		3.2%	**86.6%**		5.3%
Average assets	**5,490**	90	2%	505	10%	**5,233**	(327)	(6%)

Results Overview

Private Client Group completed its acquisitions of CSFB*direct* in the second quarter of 2002 and Guardian Group of Funds in the third quarter of 2001. Revenue and expense growth was higher because of these acquired businesses. The second quarter of 2002 includes two months of results for CSFB*direct,* including approximately $13 million of acquisition-related one-time items. The majority of the CSFB*direct* acquisition-related costs are anticipated for the second half of the year and are expected to be categorized as non-recurring for reporting purposes.

Net income for the quarter declined $20 million from the second quarter of 2001 due to the inclusion of the CSFB*direct* one-time items noted above, additional investment in long-term growth strategies and a more challenging market environment. Excluding the results of CSFB*direct* and the effect of a favourable first quarter tax adjustment, net income improved from the first quarter. Year-to-date net income declined $7 million from the comparable period last year, excluding CSFB*direct.* Although comparative performance benefited from the discontinuance of goodwill amortization, the modest decline in year-to-date net income is considered encouraging, given the challenging market conditions in 2002 and the Group's continued investment in its growth strategies.

Revenues rose strongly from the first quarter, mainly due to the inclusion of CSFB*direct* and the benefits of improved client-trading volumes in Full-Service Investing. Revenues for the second quarter rose $44 million or 11 per cent and year-to-date revenues increased $49 million or six per cent from the comparable periods last year. This significant growth in quarterly and year-to-date revenues was due to the acquired businesses and the benefits of strategic initiatives, partially offset by the effects of weaker equity markets and a more challenging interest rate environment.

Because of acquired businesses and continued investment in strategic initiatives in support of the Group's long-term growth strategies, non-interest expenses for the second quarter increased from the first quarter of 2002 and the second quarter of last year. Similarly, year-to-date expenses increased from the prior year-to-date. Initiatives include the expansion of both the Group's North American distribution network and its U.S. wealth management businesses. The Group remains committed to executing its long-term growth strategy, balanced with the necessity for cost constraints in a relatively challenging market environment.

Business Developments and Achievements

The Group's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 30 of the Bank's 2001 Annual Report. Notable business developments and achievements in the second quarter in support of the Group's 2002 objectives are listed below.

- Private Client Group closed its acquisition of CSFB*direct* on February 4, 2002, completing a significant step in the Bank's selective and substantial expansion into the United States. Integration was successfully completed on May 8, 2002. Harris*direct* was formed by the integration of CSFB*direct* and Harris InvestorLine. Harris*direct* accounts are now on the top ranked technology platform of CSFB*direct*. Client retention remains strong. CSFB*direct* assets under administration totalled US$18.8 billion at the end of the quarter, up modestly from the closing of the transaction and up US$2.5 billion or 15 per cent from the announcement of the transaction. The 434,000 active accounts declined slightly from the closing but average account size increased.
- The Group continued to build out its U.S. wealth management platform with the announcement on May 10, 2002 that it has acquired the client accounts of Morgan Stanley Individual Investor Group for $167 million (US$106 million), pending requisite approvals. The acquisition is to close in 60 to 90 days.
- The acquisition of Seattle-based Northwestern Trust and Investors Advisory Company closed on April 1, 2002. By combining the trust and investment advisory expertise of Northwestern Trust with the direct and full-service investing businesses and additional private banking offerings from The Harris, the Group is positioned to become the financial services provider of choice for clients in the Pacific Northwest.
- The Group's $276 billion of assets under management and administration and term investments increased $40 billion or 17 per cent year-over-year.
- Harris*direct*, the Group's U.S. direct investing business, earned the coveted four-star rating from *Barron's* magazine in its annual survey of online brokerage services. Harris*direct* was ranked second overall among online investing companies. Barron's noted the wide range of offerings, solid research reports and tools that appeal to long-term investors.
- BMO InvestorLine was rated the top bank-owned brokerage by Moneysense.ca. This recognition follows BMO Investorline's selection as top-ranked direct brokerage by Gomez Canada and The Globe and Mail.
- BMO Mutual Funds were among the top performers in the All-Canadian Money Guide, Special Edition – RRSP 2002 published by Money Guide for periods ended December 31, 2001.

INVESTMENT BANKING GROUP

($ millions, except as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**642**	(126)	(16%)	(79)	(11%)	**1,363**	(150)	(10%)
Provision for credit losses	**57**	(4)	(7%)	-	-	**114**	10	9%
Non-interest expense	**352**	(37)	(9%)	(21)	(5%)	**725**	(58)	(7%)
Income before income taxes and goodwill	**233**	(85)	(27%)	(58)	(20%)	**524**	(102)	(16%)
Income taxes (teb)	**78**	(38)	(32%)	(28)	(27%)	**184**	(51)	(21%)
Amortization of goodwill, net of income taxes	**-**	(1)	(100%)	-	-	**-**	(3)	(100%)
Net income	**155**	(46)	(23%)	(30)	(16%)	**340**	(48)	(12%)
Cash return on equity	**11.3%**		(5.3%)		(1.9%)	**12.3%**		(4.0%)
Average net interest margin	**1.10%**		0.14%		(0.16%)	**1.18%**		0.25%
Non-interest expense-to-revenue ratio	**54.9%**		4.2%		3.2%	**53.2%**		1.4%
Average assets	**137,962**	(13,793)	(9%)	(5,382)	(4%)	**140,698**	(9,437)	(6%)
Excluding non-recurring items								
Revenues (teb)	**642**	(126)	(16%)	(79)	(11%)	**1,363**	(150)	(10%)
Non-interest expense	**352**	(37)	(9%)	(21)	(5%)	**725**	(58)	(7%)
Net income	**155**	(46)	(23%)	(30)	(16%)	**340**	(48)	(12%)
Cash return on equity	**11.3%**		(5.3%)		(1.9%)	**12.3%**		(4.0%)
Non-interest expense-to-revenue ratio	**54.9%**		4.2%		3.2%	**53.2%**		1.4%

Comparatives have been restated to reflect the second quarter transfer of the North American Cash management (NACM) business from Emfisys to Investment Banking

Results Overview

Net income for the quarter decreased $46 million or 23 per cent from the record results of the second quarter of 2001 due to lower revenues in a challenging capital markets environment. Net income for the current quarter was lower than in the first quarter of 2002, largely due to lower revenues resulting from investment securities write-downs and a narrowing of interest spreads. On a year-to-date basis, net income declined 12 per cent from the comparable period in 2001 due to the weaker capital markets environment and corporate lending activity, partially offset by significantly improved net interest margins.

Revenues in the second quarter declined 16 per cent from the second quarter of the prior year due to reduced trading-related revenues, net investment securities losses and decreased corporate lending activity. Revenues in each of the quarters were also affected by investment write-downs approximating $47 million on the Bank's ownership interests in its own high-yield collateralized bond obligations (CBOs). Revenues from interest-rate sensitive businesses, equity origination and securitization fees were up slightly from a year ago. Net interest margins improved from the prior year, as the Group continues to benefit from reduced wholesale funding costs and the rationalization of low-return assets.

Revenues declined 11 per cent from the first quarter, largely due to the CBO write-down and a moderate decrease in client-driven trading revenues. These decreases were partially offset by significantly improved merger and acquisition and equity origination fees, and higher investment securities gains, excluding the CBO write-down. Interest margins have decreased since the first quarter, primarily in the Group's funding portfolios, as the cycle of monetary easing ends. During the quarter, the North American Cash Management (NACM) business was transferred from Emfisys to the Investment Banking Group. The integration of NACM with Investment and Corporate Banking business represents a growth opportunity as the Bank aligns its product distribution more effectively with broader client coverage.

Year-to-date revenues were lower than in the comparable period of 2001, driven by weaker capital markets trading-related activities, lower income from investment securities and lower corporate lending volumes. Net interest margins improved year-over-year, reflecting the lower wholesale funding costs, which resulted from an accelerated interest rate reduction program by the Federal Reserve.

Non-interest expenses decreased from the second quarter of last year and from the first quarter of the current year. Year-to-date non-interest expenses also declined from the comparable period last year. The cost reductions were largely due to lower revenue-based costs, reflective of market activity, and due to disciplined cost containment measures in light of a challenging market environment.

Business Developments and Achievements

The Group's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 33 of the Bank's 2001 Annual Report. Notable business developments and achievements in the second quarter in support of the Group's 2002 objectives are listed below.

- During the quarter, BMO Nesbitt Burns participated in 75 Canadian debt and equity transactions raising $10.6 billion. The firm was ranked number one during the quarter in mergers and acquisitions, advising on six transactions valued at $2.6 billion. BMO Nesbitt Burns also ranked first by total volume of Canadian equity block trading for the quarter.
- BMO Nesbitt Burns' Capital Markets Group was the co-lead and sole book-runner for an $800 million bond initial public offering for Caisse Desjardins and was sole counterparty on a swap for 100 per cent of the offering.
- In the U.S. Midwest mid-market, BMO Nesbitt Burns, as part of the Harris Nesbitt team, acted as exclusive financial advisor to Minnesota-based Digi International Inc. in its acquisition of NetSilicon, Inc.
- BMO Nesbitt Burns' U.S. Energy Group closed 12 corporate finance transactions during the quarter, including a lead underwriting of US$350 million of high-yield senior notes for Oklahoma-based Vintage Petroleum Inc.
- In U.S. media and communications, notable transactions included a high-yield deal and bank financing for Block Communications, a diversified media company.
- The U.S. securitization group closed several transactions during the quarter, including a $600 million securitization of credit card receivables and a $106 million securitization of timeshare receivables.

EMFISYS

Emfisys is the Bank's technology and e-business group. It provides information technology planning, strategy and development services, together with transaction processing, and real estate services for the Bank of Montreal Group of Companies. In addition, the Group is responsible for the creation, development and support of the Bank's e-business services.

Emfisys Business Developments and Achievements

The Group's objectives for fiscal 2002 are outlined on page 37 of the Bank's 2001 Annual Report. Notable business developments and achievements in the second quarter in support of the Group's 2002 objectives are listed below.

- The national rollout of Pathway Connect is fully underway. Personal and Commercial Client Group's state-of-the-art technology platform has been implemented in 267 branches.
- A two-year contract extension, secured with the Federal Government, will permit Canadian businesses of all sizes to continue enjoying the benefits of MERX, the Bank's public sector e-tendering service that offers access to over $12 billion in federal, provincial and municipal tendering opportunities.
- The Bank is targeting North American auto lease and loan financing through its participation in dealerAccess. Launched in March, this multi-lender Internet portal allows Canadian automobile dealers to instantly connect with lenders through the Internet, thereby reducing dealers' costs associated with processing customer loan and lease applications. Bank of Montreal is a major shareholder in dealerAccess.
- The Bank launched "Harris Total Look" in April. The service provides single point access to all Harris accounts, including banking, loan, mortgage, bill payment, brokerage and investment accounts. In addition, Harris Total Look enables customers to view hundreds of other online services – from banking and investment to shopping, news and email – through a single web site using a personal password.

- Harris Wireless has provided a direct link from its wireless site to CSFB*direct*'s wireless investing site. This link offers newly acquired CSFB*direct* clients (now Harris*direct* clients) easy access to all of Harris Bank's wireless banking features, including bill payment, account transfers and account look-up.

CORPORATE SUPPORT

Corporate Support includes the corporate units that provide expertise and governance support for the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign source revenues, the Bank's debenture and former equity investment in Bancomer and activities related to the management of certain balance sheet positions and the Bank's overall asset/liability structure.

CORPORATE SUPPORT, INCLUDING EMFISYS

($ millions, except as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**43**	(234)	(84%)	77	+100%	**9**	(268)	(96%)
Provision for credit losses	**191**	99	+100%	138	+100%	**244**	155	+100%
Non-interest expense	**79**	39	+100%	17	26%	**141**	81	+100%
Income before taxes, non-controlling interest in subsidiaries and goodwill	**(227)**	(372)	(+100%)	(78)	(52%)	**(376)**	(504)	(+100%)
Income taxes (teb)	**(129)**	(90)	(+100%)	(40)	(47%)	**(218)**	(158)	(+100%)
Non-controlling interest in subsidiaries	**15**	5	50%	(1)	-	**31**	14	76%
Amortization of goodwill, net of income taxes	**-**	(4)	(100%)	-	-	**-**	(8)	(100%)
Net income	**(113)**	(283)	(+100%)	(37)	(48%)	**(189)**	(352)	(+100%)
Excluding non-recurring items								
Revenues (teb)	**43**	50	+100%	77	+100%	**9**	53	+100%
Provision for credit losses	**191**	199	+100%	138	+100%	**244**	255	+100%
Non-interest expense	**79**	39	+100%	17	26%	**141**	81	+100%
Income taxes (teb)	**(129)**	(87)	(+100%)	(40)	(47%)	**(218)**	(126)	(+100%)
Net income	**(113)**	(102)	(+100%)	(37)	(48%)	**(189)**	(163)	(+100%)

Results Overview

Emfisys' operating results are included with Corporate Support for reporting purposes. Emfisys comprises two distinct areas. It provides technology, consulting, and processing, together with real estate services and e-business services for the three banking groups (P&C, PCG and IBG). Costs of these service are transferred to the banking groups and only relatively minor variance amounts are retained within Emfisys, and thus, within Emfisys and Corporate Support results. Emfisys also has a revenue-generating E-Business Division. Overall, results of Emfisys and Corporate Support are largely reflective of Corporate Support activities.

Net income of the prior year benefited from non-recurring gains on sale of Bancomer and income tax adjustments. Excluding non-recurring items, net income declined from the second quarter of last year due to higher provisions for credit losses, partly due to BCE's withdrawal of long-term support of Teleglobe Inc., an $18 million write-down of the Bank's investment in 724 Solutions Inc., the effect of the common share buybacks and increased pension and other costs. This was partially offset by securitization revenues of $57 million on the Bank's corporate loan securitization. Revenues on this securitization had not been recognized since the third quarter of 2001 due to defaults on securitized loans. Now that this securitization is winding down, all remaining revenue has been paid to the Bank and is recognized in securitization revenue in the current quarter.

The deterioration in net income relative to the first quarter related largely to higher provisions for credit losses, partially offset by the increased securitization revenue.

The Bank's overall provision for credit losses reflects its best estimate of required provisions based on impairments identified in the portfolios and existing economic conditions. Provisions are allocated to the banking groups based on expected losses over an economic cycle. Differences between the total of the Bank's expected loss provisions and its required provisions under GAAP are allocated to Corporate Support. Compared with the second quarter of the prior year, the current quarter's provision for credit losses in Corporate Support increased. The increase occurred because in the current weaker economic environment, required provisions for credit losses are higher than this quarter's share of expected provisions over the economic cycle. Compared with the first quarter, the current quarter's provision for credit losses in Corporate Support also rose. In fiscal 2001, the excess of actual provisions over expected provisions that related to Harris Bank were charged to the operating groups to which they related, rather than to Corporate Support.

HARRIS BANK

Bank of Montreal's U.S. business includes not only the businesses of Harris Bank but also other businesses conducted through different ownership structures. The CSFB*direct* business acquired in the second quarter is not conducted through or included in the results of Harris Bank. The results of Harris Bank legal entity are included within the results of each of Bank of Montreal's operating groups and are outlined below.

(U.S. GAAP/US$ millions, except as noted)	Q2-2002	Increase/ (Decrease) vs. Q2-2001		Increase/ (Decrease) vs. Q1-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Net interest income (teb)	**211**	27	15%	(1)	-	**423**	61	17%
Other income	**125**	12	11%	15	14%	**235**	(41)	(15%)
Total revenue (teb)	**336**	39	13%	14	4%	**658**	20	3%
Provision for credit losses	**33**	17	+100%	8	32%	**58**	29	100%
Non-interest expense	**204**	20	11%	(1)	-	**409**	45	12%
Income before income taxes and goodwill	**99**	2	2%	7	8%	**191**	(54)	(22%)
Income taxes (teb)	**33**	1	3%	2	(6%)	**64**	(20)	(24%)
Net income before goodwill	**66**	1	2%	5	8%	**127**	(34)	(21%)
Amortization of goodwill, net of income taxes	**-**	(1)	(100%)	(1)	(100%)	**1**	(1)	(50%)
Net income	**66**	2	3%	6	9%	**126**	(33)	(21%)
Net economic profit	**21**	-	-	5	31%	**37**	(38)	(51%)
Cash return on equity (U.S. basis)	**16.3%**		(0.4%)		1.2%	**15.7%**		(5.6%)
Average net interest margin (U.S. basis)	**3.43%**		0.49%		0.12%	**3.37%**		0.53%
Cash non-interest expense-to-revenue ratio	**58.6%**		(1.2%)		(2.8%)	**60.0%**		4.9%
Average common equity	**1,987**	212	12%	24	1%	**1,975**	263	15%
Average assets	**27,911**	(545)	(2%)	(835)	(3%)	**28,333**	(371)	(1%)
Total risk-weighted assets	**22,355**	303	1%	126	1%	**22,355**	303	1%
Full-time equivalent staff	**6,106**	379	7%	(47)	(1%)	**-**	-	-

Results Overview

On a U.S. dollar/U.S. GAAP basis, Harris Bank's net income was $66 million, up from $64 million in the second quarter of last year. The increase was attributable to strong revenue growth, partially offset by a higher provision for credit losses and increased costs due to business growth and expansion initiatives. Net income rose nine per cent from the first quarter of 2002 due to continued revenue growth. Year-to-date net income declined from the comparable period in 2001, largely due to last year's $60 million ($36 million after-tax) gain on the sale of the Harris Bank merchant card business to a unit of Bank of Montreal in connection with the establishment of the Moneris Solutions joint venture. This transaction was not included in the Bank of Montreal's consolidated results because it was between related companies. Excluding that gain, net income rose by $3 million or three per cent, due to business growth and acquisitions, partially offset by higher provisions for credit losses.

Revenues increased 13 per cent from the second quarter of last year, with Joliet accounting for four percentage points of the increase. Revenue growth benefited from continued strong growth in consumer, mortgage and small business loans and a more favourable interest rate environment that contributed to higher earnings from treasury and trading activities. Net interest margins improved by 49 basis points to 3.43 per cent due to the lower interest rate environment and a higher mix of retail loans and deposits. Higher other income resulted largely from increased service charges and fees on deposits.

Revenues rose from the first quarter of 2002 due to continued volume growth, higher securities gains and improved net interest margins.

Year-to-date revenues increased $20 million or three per cent from the prior year. Excluding the gain on the sale of the Harris Bank merchant card business, revenues rose $80 million or 14 per cent, of which Joliet accounted for five percentage points.

Non-interest expenses were higher than in the second quarter of the prior year but were slightly lower than in the first quarter of the current year. Expenses rose $20 million or 11 per cent from last year. Joliet accounted for six percentage points of the increase, with the most recent quarter also including a one-time cost of $6 million associated with the current quarter's disposition of the Bank's New York trust subsidiary following the fiscal 2000 sale of the corporate trust business. Excluding these items, expense growth was two per cent. Excluding the aforementioned $6 million one-time cost, year-to-date non-interest expenses rose $39 million or 11 per cent from the comparable period of last year. Joliet accounted for seven percentage points of that increase, with the remainder of the growth attributable to business volume growth in retail and business banking and expansion initiatives in retail, private client and corporate and investment banking businesses.

Business Developments and Achievements

Harris Bank's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 38 of the Bank of Montreal's 2001 Annual Report. Notable business developments and achievements in the second quarter in support of Harris Bank's 2002 objectives are listed below.

- In the United States, retail and small business loans increased US$1.6 billion or 22 per cent from the second quarter of 2001, of which $595 million or eight percentage points was attributable to the acquisition of Joliet. This strong loan growth, coupled with five per cent organic deposit growth, higher margins, strict cost control and the Joliet acquisition, resulted in accelerating revenue and earnings momentum in Chicagoland Banking.
- Joliet is meeting its performance targets and has achieved double-digit revenue growth and 20 per cent cost synergies.
- Harris Nesbitt continues to focus on building highly profitable, multi-product lead banking relationships in key mid-market/mid-west sectors and national speciality sectors and, consistent with the strategy, has been successful in adding new lead relationships to its portfolio since the beginning of the fiscal year.
- Private Client Group recently opened a Minneapolis location that focuses on the Family Office and provides services ranging from investment management, trust services, private banking and financial and philanthropic planning to family education and personalized services. In addition, the new Bellevue, Washington location was opened as a fully integrated wealth management office that combines direct investing, full-service investing and private banking in one location.

BANK OF MONTREAL

FINANCIAL HIGHLIGHTS

(Canadian $ in millions except as noted)	For the three months ended						For the six months ended		
	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	Change from April 30, 2001	**April 30, 2002**	April 30, 2001	Change from April 30, 2001
Income Statement Highlights									
Total revenue (teb) (a)	$ **2,222**	$ 2,205	$ 1,951	$ 2,234	$ 2,485	(10.5) %	$ **4,427**	$ 4,678	(5.3) %
Provision for credit losses	**320**	180	546	117	217	47.5	**500**	317	57.7
Non-interest expense	**1,476**	1,462	1,449	1,421	1,404	5.2	**2,938**	2,801	4.9
Net income	**301**	372	4	444	607	(50.4)	**673**	1,023	(34.2)
Common Share Data ($) (b)									
Diluted earnings per share	$ **0.57**	$ 0.71	$ 0.00	$ 0.83	$ 1.10	$ (0.53)	$ **1.28**	$ 1.83	$ (0.55)
- excluding non-recurring items	**0.57**	0.71	0.19	0.83	0.76	(0.19)	**1.28**	1.46	(0.18)
Diluted cash earnings per share	**0.59**	0.75	0.06	0.88	1.15	(0.56)	**1.34**	1.92	(0.58)
- excluding non-recurring items	**0.59**	0.75	0.25	0.88	0.80	(0.21)	**1.34**	1.55	(0.21)
Dividends declared per share	**0.30**	0.30	0.28	0.28	0.28	0.02	**0.60**	0.56	0.04
Book value per share	**20.29**	20.11	19.69	20.44	19.93	0.36	**20.29**	19.93	0.36
Closing share price	**37.68**	36.00	33.86	40.85	35.20	2.48	**37.68**	35.20	2.48
Total market value of common shares ($ billions)	**18.5**	17.6	16.6	20.7	17.8	0.7	**18.5**	17.8	0.7

	As at					
	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	Change from April 30,2001
Balance Sheet Highlights						
Assets	$ **240,008**	$ 239,440	$ 239,409	$ 230,203	$ 235,154	2.1 %
Loans	***138,149***	*136,067*	*136,829*	*136,693*	*136,405*	*1.3*
Deposits	**160,359**	154,758	154,290	151,003	154,415	3.8
Common shareholders' equity	**9,957**	9,851	9,632	10,374	10,102	(1.4)

	For the three months ended					For the six months ended	
	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	**April 30, 2002**	April 30, 2001
Primary Financial Measures (%) (b) (c)							
Average annual five year total shareholder return	**11.6**	12.5	14.3	23.9	20.4	**11.6**	20.4
Diluted earnings per share growth	**(48.2)**	(2.7)	(100.0)	20.3	26.4	**(30.1)**	7.6
- excluding non-recurring items	**(25.0)**	1.4	(75.0)	23.9	(2.6)	**(12.3)**	(1.4)
Diluted cash earnings per share growth	**(48.7)**	(2.6)	(93.3)	20.5	27.8	**(30.2)**	9.1
- excluding non-recurring items	**(26.3)**	0.0	(68.8)	23.9	0.0	**(13.5)**	0.6
Return on equity	**11.6**	14.5	(0.4)	16.8	23.7	**13.1**	19.4
- excluding non-recurring items	**11.6**	14.5	3.8	16.8	16.2	**13.1**	15.5
Cash return on equity	**12.2**	15.2	0.7	17.8	24.7	**13.7**	20.4
- excluding non-recurring items	**12.2**	15.2	4.8	17.8	17.2	**13.7**	16.5
Net economic profit (NEP) growth	**(88.2)**	(21.4)	(100+)	48.9	55.6	**(68.6)**	16.5
Revenue growth	***(10.5)***	*0.6*	*(9.7)*	*6.6*	*8.8*	***(5.3)***	*6.1*
- excluding non-recurring items	**1.2**	2.6	(1.2)	7.5	0.0	**1.9**	3.3
Non-interest expense-to-revenue ratio	**66.4**	66.3	74.2	63.6	56.5	**66.4**	59.9
- excluding non-recurring items	**66.4**	66.3	68.1	63.6	63.9	**66.4**	64.5
Provision for credit losses as a % of average loans and acceptances	**0.87**	0.49	1.49	0.32	0.57	**0.68**	0.43
- excluding non-recurring items	**0.87**	0.49	1.49	0.32	0.31	**0.68**	0.29
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	**14.19**	14.64	14.17	12.55	11.52	**14.19**	11.52
Cash and securities-to-total assets ratio	**26.0**	25.2	23.1	25.6	26.4	**26.0**	26.4
Tier 1 capital ratio	**8.61**	8.87	8.15	8.84	8.94	**8.61**	8.94
Credit rating	**AA-**	AA-	AA-	AA-	AA-	**AA-**	AA-
Other Financial Ratios (% except as noted) (b) (c)							
Total shareholder return - twelve month	**10.4**	(9.3)	(1.2)	32.0	35.0	**10.4**	35.0
Dividend yield	**3.2**	3.3	3.3	2.7	3.2	**3.2**	3.2
Price-to-earnings ratio (times)	**17.5**	13.3	12.4	11.4	10.2	**17.5**	10.2
Market-to-book value (times)	**1.86**	1.79	1.72	2.00	1.77	**1.86**	1.77
Net economic profit ($ millions)	**42**	115	(249)	184	352	**157**	498
Return on average assets	**0.51**	0.60	0.01	0.75	1.00	**0.55**	0.84
- excluding non-recurring items	**0.51**	0.60	0.18	0.75	0.70	**0.55**	0.67
Net interest margin	***2.02***	*2.07*	*1.94*	*2.09*	*1.80*	***2.05***	*1.81*
Other income as a % of total revenue	**46.0**	41.6	38.4	44.9	56.1	**43.8**	52.8
- excluding non-recurring items	**46.0**	41.6	43.5	44.9	50.3	**43.8**	49.2
Expense growth	**5.2**	4.6	8.9	7.2	4.0	**4.9**	7.6
- excluding non-recurring items	**5.2**	4.6	5.5	7.2	4.0	**4.9**	7.6
Total capital ratio	**12.48**	12.93	12.12	12.60	12.74	**12.48**	12.74
Tier 1 capital ratio - U.S. basis	**7.76**	8.32	7.87	8.43	8.51	**7.76**	8.51
Equity-to-assets ratio	**5.4**	5.4	5.1	5.6	5.4	**5.4**	5.4

All ratios in this report are based on unrounded numbers.

(a) Reported on a taxable equivalent basis (teb).

(b) Refer to the "Effects of Non-Recurring Items" section in the press release for details on non-recurring items. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles and are unlikely to be comparable to similar measures used by other companies.

(c) For the period ended, or as at, as appropriate.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Canadian $ in millions except per share amounts)

	For the three months ended					For the six months ended	
	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	**April 30, 2002**	April 30, 2001
Interest, Dividend and Fee Income							
Loans	**$ 1,646**	$ 1,851	$ 2,131	$ 2,301	$ 2,563	**$ 3,497**	$ 5,257
Securities	**399**	457	510	568	615	**856**	1,341
Deposits with banks	**125**	148	193	201	229	**273**	498
	2,170	2,456	2,834	3,070	3,407	**4,626**	7,096
Interest Expense							
Deposits	**708**	849	1,228	1,389	1,630	**1,557**	3,566
Subordinated debt	**76**	80	86	88	87	**156**	177
Other liabilities	**215**	266	351	406	630	**481**	1,210
	999	1,195	1,665	1,883	2,347	**2,194**	4,953
Net Interest Income	**1,171**	1,261	1,169	1,187	1,060	**2,432**	2,143
Provision for credit losses	**320**	180	546	117	217	**500**	317
Net Interest Income After Provision for Credit Losses	**851**	1,081	623	1,070	843	**1,932**	1,826
Other Income							
Deposit and payment service charges	**178**	175	175	170	164	**353**	325
Lending fees	**77**	75	88	85	96	**152**	179
Capital market fees	**292**	213	235	243	270	**505**	498
Card services	**64**	64	50	59	44	**128**	95
Investment management and custodial fees	**76**	81	87	85	82	**157**	164
Mutual fund revenues	**80**	71	70	61	61	**151**	120
Trading revenues	**28**	46	75	91	158	**74**	324
Securitization revenues	**124**	58	71	78	97	**182**	182
Other fees and commissions	**103**	134	(101)	131	421	**237**	582
	1,022	917	750	1,003	1,393	**1,939**	2,469
Net Interest and Other Income	**1,873**	1,998	1,373	2,073	2,236	**3,871**	4,295
Non-Interest Expense							
Salaries and employee benefits	**848**	850	760	822	827	**1,698**	1,630
Premises and equipment	**294**	291	319	288	274	**585**	546
Communications	**48**	48	46	46	49	**96**	102
Other expenses	**271**	258	312	254	244	**529**	503
	1,461	1,447	1,437	1,410	1,394	**2,908**	2,781
Amortization of intangible assets	**15**	15	12	11	10	**30**	20
Total non-interest expense	**1,476**	1,462	1,449	1,421	1,404	**2,938**	2,801
Income Before Provision for Income Taxes, Non-Controlling Interest in Subsidiaries and Goodwill	**397**	536	(76)	652	832	**933**	1,494
Income taxes	**81**	148	(109)	183	201	**229**	427
	316	388	33	469	631	**704**	1,067
Non-controlling interest	**15**	16	14	11	10	**31**	17
Net Income Before Goodwill	**301**	372	19	458	621	**673**	1,050
Amortization of goodwill, net of applicable income tax (Note 2)	**-**	-	15	14	14	**-**	27
Net Income	**$ 301**	$ 372	$ 4	$ 444	$ 607	**$ 673**	$ 1,023
Dividends Declared							
- Preferred shares	**$ 20**	$ 17	$ 14	$ 20	$ 20	**$ 37**	$ 46
- Common shares	**$ 147**	$ 147	$ 137	$ 142	$ 142	**$ 294**	$ 289
Average Number of Common Shares Outstanding	**490,368,847**	489,498,812	499,013,245	502,373,065	519,403,391	**489,926,619**	522,055,218
Average Assets	**$ 243,677**	$ 246,890	$ 245,757	$ 234,041	$ 248,066	**$ 245,310**	$ 246,650
Earnings Per Share Before Goodwill							
Basic	**$ 0.57**	$ 0.73	$ 0.03	$ 0.87	$ 1.16	**$ 1.30**	$ 1.93
Diluted	**0.57**	0.71	0.04	0.85	1.13	**1.28**	1.88
Earnings Per Share							
Basic	**0.57**	0.73	0.00	0.85	1.13	**1.30**	1.87
Diluted	**0.57**	0.71	0.00	0.83	1.10	**1.28**	1.83

The accompanying notes to consolidated financial statements are an integral part of this statement.

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at				
	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001
Assets					
Cash Resources	**$ 17,977**	$ 18,876	$ 17,656	$ 17,355	$ 19,059
Securities					
Investment	**20,275**	22,257	21,470	21,958	22,072
Trading	**24,191**	19,240	16,200	19,670	20,846
Loan substitutes	**6**	6	6	6	-
	44,472	41,503	37,676	41,634	42,918
Loans					
Residential mortgages	**44,795**	43,500	41,941	41,106	39,350
Consumer instalment and other personal loans	**20,197**	19,463	19,107	18,777	18,255
Credit card loans	**1,506**	1,528	1,527	1,525	1,459
Loans to businesses and governments	**57,175**	58,034	61,249	59,354	58,943
Securities purchased under resale agreements	**16,571**	15,565	14,954	17,592	20,054
	140,244	138,090	138,778	138,354	138,061
Allowance for credit losses (Note 3)	**(2,095)**	(2,023)	(1,949)	(1,661)	(1,656)
	138,149	136,067	136,829	136,693	136,405
Other					
Customers' liability under acceptances	**7,647**	7,488	7,936	7,400	9,468
Premises and equipment	**2,090**	2,094	2,170	2,075	2,083
Other assets (Note 2)	**29,673**	33,412	37,142	25,046	25,221
	39,410	42,994	47,248	34,521	36,772
Total Assets	**$ 240,008**	$ 239,440	$ 239,409	$ 230,203	$ 235,154
Liabilities and Shareholders' Equity					
Deposits					
Banks	**$ 17,787**	$ 20,022	$ 20,539	$ 19,188	$ 22,004
Businesses and governments	**71,942**	64,908	66,132	65,835	66,968
Individuals	**70,630**	69,828	67,619	65,980	65,443
	160,359	154,758	154,290	151,003	154,415
Other Liabilities					
Acceptances	**7,647**	7,488	7,936	7,400	9,468
Securities sold but not yet purchased	**7,837**	7,775	6,609	6,437	6,562
Securities sold under repurchase agreements	**20,281**	20,121	17,480	22,867	24,127
Other	**28,002**	33,249	37,738	25,769	24,122
	63,767	68,633	69,763	62,473	64,279
Subordinated Debt	**4,405**	4,672	4,674	4,920	4,924
Shareholders' Equity					
Share capital (Note 5)	**4,937**	4,922	4,425	4,919	4,507
Retained earnings	**6,540**	6,455	6,257	6,888	7,029
	11,477	11,377	10,682	11,807	11,536
Total Liabilities and Shareholders' Equity	**$ 240,008**	$ 239,440	$ 239,409	$ 230,203	$ 235,154

The accompanying notes to consolidated financial statements are an integral part of this statement.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited) (Canadian $ in millions)	For the six months ended	
	April 30, 2002	April 30, 2001
Preferred Shares		
Balance at beginning of period	**$ 1,050**	$ 1,681
Proceeds from the issue of preferred shares (Note 5)	**478**	-
Redemption of preferred shares	**-**	(250)
Translation adjustment on shares issued in a foreign currency	**(8)**	3
Balance at End of Period	**1,520**	1,434
Common Shares		
Balance at beginning of period	**3,375**	3,173
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	**23**	17
Issued under the Stock Option Plan	**18**	77
Issued on the exchange of shares of subsidiary corporations	**1**	2
Cancellation of stock options granted on acquisition of an investment	**-**	(22)
Repurchased for cancellation	**-**	(174)
Balance at End of Period	**3,417**	3,073
Retained Earnings		
Balance at beginning of period	**6,257**	7,087
Cumulative impact of adopting Future Employee Benefits standard, net of applicable income tax	**-**	(250)
	6,257	6,837
Net income	**673**	1,023
Dividend - Preferred shares	**(37)**	(46)
- Common shares	**(294)**	(289)
Unrealized gain (loss) on translation of net investment in foreign operations, net of hedging activities and applicable income tax	**(52)**	37
Recognition of unrealized translation loss on disposition of an investment in a foreign operation	**-**	99
Gain on cancellation of stock options granted on acquisition of an investment, net of applicable income tax	**-**	18
Common shares repurchased for cancellation	**-**	(650)
Share issue expense, net of applicable income tax	**(7)**	-
Balance at End of Period	**6,540**	7,029
Total Shareholders' Equity	**$ 11,477**	$ 11,536

The accompanying notes to consolidated financial statements are an integral part of this statement.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended	
	April 30, 2002	April 30, 2001 [1]	**April 30, 2002**	April 30, 2001 [1]
Cash Flows From Operating Activities				
Net income	**$ 301**	$ 607	**$ 673**	$ 1,023
Adjustments to determine net cash flows				
Provision for credit losses	**320**	217	**500**	317
Amortization of premises and equipment	**98**	97	**200**	193
Amortization of intangible assets	**18**	13	**37**	26
Amortization of goodwill (Note 2)	**-**	15	**-**	30
Gain on sale of securitized loans	**(41)**	(13)	**(78)**	(13)
Write-down of investment securities	**86**	47	**116**	47
Future income tax expense	**19**	33	**215**	(211)
Net (gain) on sale of investment securities	**(36)**	(337)	**(76)**	(391)
Change in accrued interest				
Decrease in interest receivable	**64**	80	**153**	349
Decrease in interest payable	**(65)**	(247)	**(233)**	(188)
Net increase (decrease) in deferred loan fees	**(33)**	4	**(37)**	(2)
Net (increase) decrease in unrealized gains and amounts receivable on derivative contracts	**4,080**	1,727	**5,655**	(1,692)
Net increase (decrease) in unrealized losses and amounts payable on derivative contracts	**(3,880)**	(1,191)	**(5,657)**	2,469
Net (increase) decrease in trading securities	**(4,951)**	177	**(7,991)**	1,148
Net increase (decrease) in current income taxes payable	**13**	(87)	**(199)**	(11)
Changes in other items and accruals, net	**(825)**	891	**(1,187)**	(131)
Net Cash Provided by (Used in) Operating Activities	**(4,832)**	2,033	**(7,909)**	2,963
Cash Flows From Financing Activities				
Net increase (decrease) in deposits	**5,601**	(3,459)	**6,069**	(2,374)
Net increase (decrease) in securities sold but not yet purchased	**62**	(4,704)	**1,228**	(2,791)
Net increase in securities sold under repurchase agreements	**160**	2,144	**2,801**	4,378
Net increase (decrease) in liabilities of subsidiaries	**2**	355	**(100)**	(407)
Proceeds from issuance of securities of a subsidiary	**-**	400	**-**	400
Repayment of subordinated debt	**(250)**	-	**(250)**	-
Redemption of preferred shares	**-**	(250)	**-**	(250)
Proceeds from issuance of preferred shares	**-**	-	**478**	-
Proceeds from issuance of common shares	**21**	28	**41**	96
Share issue expense, net of applicable tax	**(1)**	-	**(7)**	-
Common shares repurchased for cancellation	**-**	(824)	**-**	(824)
Dividends paid	**(167)**	(179)	**(331)**	(335)
Net Cash Provided by (Used In) Financing Activities	**5,428**	(6,489)	**9,929**	(2,107)
Cash Flows From Investing Activities				
Net (increase) decrease in interest bearing deposits with banks	**586**	1,332	**(1,224)**	(121)
Purchase of investment securities	**(4,369)**	(10,358)	**(13,195)**	(18,336)
Maturities of investment securities	**4,886**	7,212	**10,566**	14,064
Proceeds from sales of investment securities	**1,287**	3,601	**3,636**	7,052
Net (increase) decrease in loans and loan substitute securities	**(4,934)**	1,694	**(7,642)**	202
Proceeds from securitization of assets	**3,579**	679	**7,517**	679
Net (increase) decrease in securities purchased under resale agreements	**(1,006)**	275	**(1,617)**	(3,746)
Premises and equipment - net purchases	**(84)**	(92)	**(110)**	(99)
Acquisition of businesses (Note 4)	**(854)**	(4)	**(854)**	(121)
Net Cash Provided by (Used in) Investing Activities	**(909)**	4,339	**(2,923)**	(426)
Net Increase (Decrease) in Cash and Cash Equivalents	**(313)**	(117)	**(903)**	430
Cash and Cash Equivalents at Beginning of Period	**2,869**	2,691	**3,459**	2,144
Cash and Cash Equivalents at End of Period	**$ 2,556**	$ 2,574	**$ 2,556**	$ 2,574

The accompanying notes to consolidated financial statements are an integral part of this statement.

[1] Comparative figures have been reclassified to conform with the current year's presentation.

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2002
(Unaudited) (Canadian $ in millions except as noted)

1. Basis of Presentation
These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2001 as set out on pages 57 to 85 of our 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2001, except as described in note 2.

2. Change in Accounting Policy
On November 1, 2001, we changed our accounting for goodwill and other intangible assets as required by CICA Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, goodwill is no longer amortized to income over time, and is subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. We have adopted this new accounting standard prospectively. As a result of this change in accounting policy, amortization of goodwill decreased by $14, net of applicable income tax of $2, for the three months, and by $29, net of applicable income tax of $4, for the six months ended April 30, 2002.

We have completed the impairment test required upon adoption of the new standard and have determined that an impairment charge was not necessary for the six months ended April 30, 2002.

Our goodwill balances by operating segment are as follows:

	Personal and Commercial Client Group	Private Client Group	Investment Banking Group	Emfisys and Corporate Support	Total Consolidated
Balance as at November 1, 2001	$ 452	$ 286	$ 58	$ 2	$ 798
Effects of foreign exchange and other	(2)	-	-	-	(2)
Balance as at January 31, 2002	450	286	58	2	796
Acquisition during the quarter	-	643	-	-	643
Disposal during the quarter	(2)	-	-	-	(2)
Effects of foreign exchange and other	2	(10)	-	-	(8)
Balance as at April 30, 2002	$ 450	$ 919	$ 58	$ 2	$ 1,429

Further information on this new accounting policy is contained in note 8 to our consolidated financial statements for the year ended October 31, 2001 on page 68 of our 2001 Annual Report.

3. Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb probable credit losses in our on- and off-balance sheet portfolios. The change in our allowance for credit losses is set out in the following table. Included in our provision for credit losses for the three months ended April 30, 2002 is a $140 increase in our specific allowance, primarily attributable to BCE's announcement that it would cease to provide long-term support to Teleglobe Inc. Included in our provision for credit losses for the three months ended April 30, 2001 was a $100 increase in our general allowance.

Changes in our allowance for credit losses are:

	For the three months ended		For the six months ended	
	April 30, 2002	April 30, 2001	**April 30, 2002**	April 30, 2001
Balance at beginning of period	**$ 2,023**	$ 1,554	**$ 1,949**	$ 1,597
Provision for credit losses	**320**	217	**500**	317
Recoveries	**17**	7	**32**	18
Write-offs	**(263)**	(133)	**(383)**	(279)
Other, including foreign exchange rate changes	**-**	11	**(1)**	3
Balance at end of period	**2,097**	1,656	**2,097**	1,656
Comprised of:				
Loans	**2,095**	1,656	**2,095**	1,656
Off-balance sheet items	**2**	-	**2**	-
	$ 2,097	$ 1,656	**$ 2,097**	$ 1,656

4. Acquisition
On February 4, 2002 we completed the acquisition of all of the outstanding voting shares of CSFB*direct,* Inc., a New Jersey-based direct investing firm, previously owned by Credit Suisse First Boston for total cash consideration of $854. The acquisition of CSFB*direct*, Inc. significantly increases our U.S. client base and provides an important national franchise to our existing integrated wealth management business in the United States.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition:

	CSFB*direct*, Inc.
Cash resources	$ 51
Premises and equipment	10
Other assets	
Other	6
Intangible assets subject to amortization	162
Goodwill	643
	811
	872
Other liabilities	18
	18
Purchase price	$ 854

Note: The allocation of the purchase price is subject to further refinement as we complete the valuation of the assets acquired and liabilities assumed.

(Unaudited) (Canadian $ in millions except as noted)

5. Share Capital

During the six months ended April 30, 2002, we issued 12,000,000 5.95% Non-Cumulative Class B Preferred Shares, Series 10, at a price of US$25.00 per share, representing an aggregate issue price of US$300.

Share Capital Information [a]

	April 30, 2002		
Preferred Shares outstanding	**Number**	**Principal Amount**	**Convertible into...**
Class B – Series 3	16,000,000	$ 400	common shares (b)
Class B – Series 4	8,000,000	200	common shares (b)
Class B – Series 5	8,000,000	200	-
Class B – Series 6	10,000,000	250	common shares (b)
Class B – Series 10	12,000,000	470	common shares (b)
Total Preferred Share Capital		1,520	
Common Shares outstanding	490,715,844	3,417	-
Total Share Capital		$ 4,937	
Stock options issued under Stock Option Plan		n/a	40,779,258 common shares

(a) For additional information refer to note 14 to our consolidated financial statements for the year ended October 31, 2001 on pages 71 and 72 of our 2001 Annual Report.
(b) The number of shares issuable on conversion is not determinable until the date of conversion.
n/a – not applicable

6. Accounting for Stock Options

When we grant stock options under our Stock Option Plan for designated officers and employees, no compensation expense is recognized. When stock options are exercised, we include the amount of proceeds in shareholders' equity. Under the fair value method of accounting for stock options, we would have recognized compensation expense over the vesting period of the stock options, based on the fair value of the stock options on the grant date. If we had always used the fair value method of accounting for stock options, our results would have been impacted as shown in the following table:

	For the three months ended		For the six months ended	
	April 30, 2002	April 30, 2001	**April 30, 2002**	April 30, 2001
Pro forma Net Income	$ **289**	$ 598	$ **650**	$ 1,003
Pro forma Earnings Per Share - Basic	**0.55**	1.11	**1.25**	1.83
Pro forma Earnings Per Share - Diluted	**0.54**	1.09	**1.23**	1.79

Beginning on November 1, 2002 we will change our accounting policy for stock options to recognize compensation expense based on the fair value method of accounting for all stock options granted from that date.

7. United States Generally Accepted Accounting Principles

Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $281, basic earnings per share of $0.53 and diluted earnings per share of $0.53 for the three months ended April 30, 2002 compared to $675, $1.26 and $1.23, respectively, for the three months ended April 30, 2001. For the six months ended April 30, 2002, reporting under US GAAP would have resulted in consolidated net income of $654, basic eamings per share of $1.26 and diluted eamings per share of $1.24, compared to $1,122, $2.06 and $2.01, respectively, for the six months ended April 30, 2001.

As a result of an adjustment related to the sale of our investment in Grupo Financiero BBVA Bancomer, we have restated our US GAAP consolidated net income from $610 to $675, our US GAAP basic earnings per share from $1.14 to $1.26 and our US GAAP diluted eamings per share from $1.11 to $1.23 for the three months ended April 30, 2001. The restatement for the six months ended April 30, 2001 increased our US GAAP net income from $1,041 to $1,122, our US GAAP basic earnings per share from $1.91 to $2.06 and our US GAAP diluted earnings per share from $1.86 to $2.01.

8. Subsequent Event

On May 10, 2002, we announced the acquisition of the self-directed online client accounts of Morgan Stanley Individual Investor Group for $167. The accounts will be integrated into Harris*direct*, our direct investing business in the United States. The transaction is expected to close in 60 to 90 days and is subject to regulatory approval.

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2002
(Unaudited) (Canadian $ in millions except as noted)

9. Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group
For the three months ended

	Personal and Commercial Client Group (a)		Private Client Group (b)		Investment Banking Group (c)		Emfisys and Corporate Support (d)		Total Consolidated	
	April 30, 2002	April 30, 2001	**April 30, 2002**	April 30, 2001	**April 30, 2002**	April 30, 2001	**April 30, 2002**	April 30, 2001	**April 30, 2002**	April 30, 2001
Net Interest Income and Other Income (e)										
Canada	**$ 870**	$ 874	**$ 308**	$ 293	**$ 219**	$ 291	**$ (48)**	$ (37)	**$ 1,349**	$ 1,421
United States	**215**	157	**129**	95	**363**	425	**87**	26	**794**	703
Other Countries	**16**	17	**(1)**	4	**60**	52	**4**	288	**79**	361
Total	**$ 1,101**	$ 1,048	**$ 436**	$ 392	**$ 642**	$ 768	**$ 43**	$ 277	**$ 2,222**	$ 2,485
Net Income										
Canada	**$ 169**	$ 153	**$ 34**	$ 42	**$ 20**	$ 46	**$ (130)**	$ (16)	**$ 93**	$ 225
United States	**47**	20	**(3)**	5	**103**	132	**17**	(55)	**164**	102
Other Countries	**13**	13	**(1)**	3	**32**	23	**-**	241	**44**	280
Total	**$ 229**	$ 186	**$ 30**	$ 50	**$ 155**	$ 201	**$ (113)**	$ 170	**$ 301**	$ 607
Average Assets ($ billions)										
Canada	**$ 85.7**	$ 80.1	**$ 1.8**	$ 2.2	**$ 68.3**	$ 59.7	**$ (5.5)**	$ (5.4)	**$ 150.3**	$ 136.6
United States	**18.6**	14.3	**3.6**	3.2	**52.9**	71.5	**1.0**	0.9	**76.1**	89.9
Other Countries	**0.2**	0.3	**0.1**	-	**16.8**	20.6	**0.2**	0.7	**17.3**	21.6
Total	**$ 104.5**	$ 94.7	**$ 5.5**	$ 5.4	**$ 138.0**	$ 151.8	**$ (4.3)**	$ (3.8)	**$ 243.7**	$ 248.1

Revenue, Net Income and Average Assets by Operating Group
For the six months ended

	Personal and Commercial Client Group (a)		Private Client Group (b)		Investment Banking Group (c)		Emfisys and Corporate Support (d)		Total Consolidated	
	April 30, 2002	April 30, 2001	**April 30, 2002**	April 30, 2001	**April 30, 2002**	April 30, 2001	**April 30, 2002**	April 30, 2001	**April 30, 2002**	April 30, 2001
Net Interest Income and Other Income (e)										
Canada	**$ 1,773**	$ 1,769	**$ 598**	$ 580	**$ 516**	$ 636	**$ (104)**	$ (79)	**$ 2,783**	$ 2,906
United States	**425**	314	**226**	184	**723**	769	**106**	30	**1,480**	1,297
Other Countries	**35**	32	**(2)**	9	**124**	108	**7**	326	**164**	475
Total	**$ 2,233**	$ 2,115	**$ 822**	$ 773	**$ 1,363**	$ 1,513	**$ 9**	$ 277	**$ 4,427**	$ 4,678
Net Income										
Canada	**$ 341**	$ 322	**$ 62**	$ 69	**$ 74**	$ 128	**$ (191)**	$ (55)	**$ 286**	$ 464
United States	**86**	43	**7**	8	**200**	213	**-**	(55)	**293**	209
Other Countries	**28**	25	**(2)**	5	**66**	47	**2**	273	**94**	350
Total	**$ 455**	$ 390	**$ 67**	$ 82	**$ 340**	$ 388	**$ (189)**	$ 163	**$ 673**	$ 1,023
Average Assets ($ billions)										
Canada	**$ 84.5**	$ 80.1	**$ 1.9**	$ 2.3	**$ 69.5**	$ 59.3	**$ (5.2)**	$ (4.7)	**$ 150.7**	$ 137.0
United States	**18.4**	14.0	**3.3**	3.2	**54.0**	69.5	**1.2**	0.5	**76.9**	87.2
Other Countries	**0.3**	0.3	**-**	0.1	**17.2**	21.3	**0.2**	0.8	**17.7**	22.5
Total	**$ 103.2**	$ 94.4	**$ 5.2**	$ 5.6	**$ 140.7**	$ 150.1	**$ (3.8)**	$ (3.4)	**$ 245.3**	$ 246.7

(a) Personal and Commercial Client Group (P&C) provides financial services, including Electronic Financial Services, to households in Canada and the United States through its branch and automated banking machine networks, electronic banking products including BMO mbanx Direct services, credit card and telebanking.

(b) Private Client Group (PCG) offers its clients a broad array of wealth management products and services, including retail investment products, direct and full service investing, private banking and institutional asset management.

(c) Investment Banking Group (IBG) combines all of the businesses serving corporate, government and institutional clients under one umbrella. It offers clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, corporate lending, cash management, securitization, public and private debt and equity underwriting. IBG also offers financial advisory services in mergers and acquisitions and restructurings, while providing its investing clients with research, sales and trading services.

(d) Risk management and other corporate support services are provided to operating groups by Corporate Support. The Emfisys Group, the technology and e-business group, provides IT planning, strategy and development services, together with transaction processing and real estate operations for the Bank of Montreal Group of Companies and its customers. Emfisys is also responsible for the creation, development and support of the Bank's e-business services.
Emfisys and Corporate Support includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e) Reported on a taxable equivalent basis. The taxable equivalent adjustment was $29 for the 3 months ended April 30, 2002, and $56 for the 6 months ended April 30, 2002. The comparative taxable equivalent adjustments for 2001 were $32 and $66, respectively.

Prior periods are restated to give effect to the current period's organization structure and presentation changes. During the three months ended April 30, 2002, the North American Cash Management business was transferred from Emfisys to the Investment Banking Group, to align product distribution more effectively with client coverage.

Basis of presentation of results of operating groups:
Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.
Provisions for credit losses allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under Generally Accepted Accounting Principles (GAAP) are allocated to the Corporate Support Group.
Segmentation of assets by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: May 28, 2002

By 

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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